

September 26, 2023

Rory Riggs
Chief Executive Officer
Cibus, Inc.
6455 Nancy Ridge Drive
San Diego, CA 92121

Re: Cibus, Inc.
Form 8-K/A filed June 29, 2023
File No. 001-38161

Dear Rory Riggs:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K/A filed June 29, 2023

Exhibit 99.7 Unaudited Pro Forma Combined Financial Information for Cibus Global, LLC and Calyxt, Inc. Introductory Note
Introductory Note, page 1

1. We note your response to prior comment 1, as well as the additional information you provided during our September 14, 2023 telephone call. Please address the following:
   - Provide the ownership and structure of the entities before the date of the business combination, as well as the ownership interests after the transaction. In this regard, we note that the Company owns 79.1% of the Cibus common units. Identify who owns the remainder of the common units;
   - Provide a detailed description of the legal steps taken to effect the transaction, including the changes to the structures of the entities and the specific timing of each step between January 13, 2023, the date of the Agreement and Plan of Merger, and May 31, 2023, the date the parties completed the business combination;

- Explain why the Company organized the combined entity in an UP-C structure and explain the objective(s) you were trying to achieve. Address whether the Company contemplated other alternative structures and, if not, why not. Also, address why the Up-C structure was organized with Cibus Global as an LLC with the Company as its managing member. Explain whether or not the intended benefits of the UP-C structure could have been achieved with an alternative governance structure for Cibus Global, whether you considered any such alternative governance structures, and if applicable, why you chose the structure utilized in the transaction;
- Given the Company's significant ownership interest in the combined entity and lack of any material non-controlling interests, please explain why the LLC agreement was structured such that the Company was the sole management member of Cibus Global;
- Provide us with your comprehensive analysis related to the determination that Cibus Global is a VIE. Fully explain the specific changes to the LLC agreement that resulted in this determination, and note the timing of when the changes legally occurred;
- You indicated that the non-managing members of Cibus Global (post transaction) do not have kick-out rights or participating rights. Clarify whether this assertion is because (i) there are no kick-out rights or participating right or (ii) that there are kick-out rights and/or participating rights and such rights are not substantive. If the latter, please explain how you determined such rights are not substantive;
- Provide the following information related to the combined entity:
  ○ Explain why the name of the combined entity changed to Cibus, Inc;
  ○ Explain why the Board of Directors of the combined company was decreased to six members, all of whom were legacy Cibus board members;
  ○ Explain what drove the Board representation and structure;
  ○ Explain how the management of the combined entity was determined; and
  ○ Describe the nature of the ongoing operations of the combined entity. Address whether any legacy operations of Calyxt is part of such ongoing operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jeanne Baker at (202) 551-3691 or Terence O'Brien at (202) 551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services